Mobile Vault, Inc.

3384 La Canada Drive, Suite 1

Cameron Park, CA  95682

Tel.  530-409-3181

Fax: 415-634.4302

E-Mail – dolsen530@gmail.com

January 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:	Mobile Vault, Inc. Withdrawal of Registration Statement on Form S-1 File Number: 333-189796

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”),  Mobile Vault, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-189796), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 3, 2013 and subsequently amended on September 18, 2013 and October 21, 2013. An earlier Registration Statement (File No. 333-175158) filed June 27, 2011, was declared effective but no securities were sold thereunder.

As result of a Staff investigation, the Company does not wish to proceed with any offering under this Registration Statement.

The Registrant confirms that the Registration Statement was not declared effective by the Commission under the Act, and none of the Company’s securities were sold pursuant to the Registration Statement. The Company believes the withdrawal to be consistent with the public interest and the protection of investors.  Should the Staff wish to continue its investigation, it clearly may do so pursuant to Section 20 of the Act.

Very truly yours,

/s/ Danielle Olsen

Danielle Olsen, President